Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Interim report for the period May 2016 – January 2017

Strategic changes within Animal Health Division

THIRD QUARTER November 1, 2016 – January 31, 2017

•	Consolidated net sales amounted to TSEK 36 compared to TSEK 6,043 in the third quarter previous year

•	Operating loss was TSEK 34,861 compared to a loss of TSEK 23,245 in the third quarter previous year

•	Net loss after tax amounted to TSEK 39,897 compared to a loss of TSEK 25,342 in the third quarter previous year

•	Loss per share was SEK 0.34 compared to a loss of SEK 0.24 in the third quarter previous year

•	Comprehensive loss was TSEK 39,897 compared to a comprehensive loss of TSEK 25,340 in the third quarter previous year

THE PERIOD May 1, 2016 – January 31, 2017

•	Consolidated net sales amounted to TSEK 128 compared to TSEK 6,315 in the same period previous year

•	Operating loss was TSEK 103,070 compared to a loss of TSEK 102,072 in the same period previous year

•	Net loss after tax amounted to TSEK 118,161 compared to a loss of TSEK 108,556 in the same period previous year

•	Loss per share was SEK 1.07 compared to a loss of SEK 1.08 in the same period previous year

•	Comprehensive loss was TSEK 118,148 compared to a comprehensive loss of TSEK 108,562 in the same period previous year

•	Strategic actions designed to strengthen the Company's position within Animal Health

•	Positive results have been reported from the study of weekly treatment with Apealea® (Paclical®)

•	Former major shareholder Nexttobe sold its holdings in Oasmia and extended its loan to the Company at significantly better terms and conditions

EVENTS AFTER CLOSING DAY

•	Anders Lönner has resigned from the Board of Directors

COMMENTS FROM THE CEO:

Dear Shareholders,

In the third quarter (November 1, 2016 – January 31, 2017) of the fiscal year 2016/2017, several events have occurred in Oasmia that we believe will position the Company for continued growth and value for Shareholders.

From our clinical studies we could report the exciting news that the evaluation of weekly treatments with Apealea for breast cancer has shown that the dosage 170 mg/m2 is suitable for continued studies. We continue our intensive work with EMA (European Medical Agency) regarding our application for sales and marketing approval for Apealea in Europe. As soon as we have any news regarding the progress, we will communicate this to the market. In parallel we carry on our preparations for the filing of a market authorization application for Apealea with FDA, which will occur as soon as possible after we receives further feedback from EMA.

The Company also introduced the intention to transfer all veterinary oncology assets including Paccal Vet and Doxophos Vet to USA for further development and commercialization. We have also decided to change the dose administration of Paccal Vet with the intention to reduce the adverse event profile and thereby increase the life quality for the pets. We believe this will make the product more attractive for veterinarians and, even more, for the pet owners. To achieve this objective the Company intends to initiate a smaller study. The Company has due to this withdrawn the conditional approval, which was tied to the present dosing.

Oasmia also announced that its former major shareholder Nexttobe AB sold its entire holdings in the Company to a consortium of professional Swedish and international investors. At the same time, their loan to the Company was extended at significantly better terms and conditions.

The efficiency programme initiated at the end of 2016 is proceeding according to plan, meaning that our current operating and employee benefit expenses will reduce significantly over time.

Anders Lönner’s resignation from the board means that the Company will call for an Extraordinary General Meeting to elect new board member(s) and appoint a new chairman. Thereafter can new members of the audit and remuneration committees be elected.

The Extraordinary General Meeting on November 21st, 2016, voted in favour of two warrant programs for the Board and Management respectively. At the coming Extraordinary General Meeting the Board intends to cancel these two warrant programs. Please see note 7 “Contingent liabilities and Pledged assets” for further information.

The Board will issue new documentation for the upcoming extraordinary General Meeting and will propose new warrant programs for the new Board, the new Chairman and for the Management in connection with the cancellation of the previous ones. The warrant program for the Board will be prepared on shareholder’s level.

Regarding further financing of the operation until the Company can generate revenues in form of sales, royalties, milestones etc. and thereby becomes fully financed on its own merits, there are several alternative solutions. We also have very confident support from new engaged and financially strong shareholders with a long-term ambition. The Company strive, as always, to create long term value for its shareholders

Everyone at Oasmia is excited about what 2017 might bring for the Company. Main focus is to get the sales in Russia started, about which we are confident and in which we have invested much efforts. As before, we continue to develop oncology drugs for human and veterinary use with the aim of improving the treatment of patients through both increased efficacy and treatment comfort. Thank you for your continued support.

Kind regards,

Mikael Asp

CEO